Exhibit 77(c)


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on March 21, 2002, to approve the reorganization of the Fund as a newly created series of ING Funds Trust, a Delaware business trust (For: 35,824,691, Against: 1,137,007).